 Ascendis Pharma A/S TransConTM PTH – 58-Week Open-Label Extension (OLE) Update May 10, 2021 All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation. Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our business strategy, prospective products, clinical trial results, product approvals and regulatory pathways, collaborations, licensing or other arrangements, the scope, progress, results and costs of developing our product candidates or any other future product candidates, timing and likelihood of success, plans and objectives of management for future operations and future results of current and anticipated products are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on March 10, 2021 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. © May 2021 Ascendis Pharma A/S.

Preliminary PaTH Forward Open-Label Extension (OLE) Data at 58 Weeks

PaTHforward TRIAL

- 58 subjects continue in the open-label extension beyond 58 weeks*
- Continued treatment with TransCon PTH demonstrated that:
  - 91% of subjects were off standard of care therapy**
  - Urinary calcium maintained in the normal range
  - Bone markers trended towards the mid-normal levels
  - Quality of life benefits measured by SF-36 continued within normal range
- TransCon PTH was well-tolerated at all doses administered
  - No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events (TEAEs) led to discontinuation of study drug
  - No change to the safety profile in the OLE portion of the study

Preliminary data support TransCon PTH as a potential hormone replacement therapy for adult HP

Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file.
*As of May 7, 2021.
**Not taking active vitamin D and taking ≤600 mg/day of calcium supplements.

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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OLE starts PaTH Forward OLE Mean Active Vitamin D Dose TransCon PTH enabled discontinuation of active vitamin D within two weeks of treatment initiation Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file. Mean Active Vitamin D Dose µg/day (± SE) Weeks

OLE starts PaTH Forward OLE Mean Calcium Supplement Dose TransCon PTH enabled rapid and continuous calcium supplement reduction; 40 of 58 subjects were taking 0 mg, and 53 of 58 subjects were taking 0 to 600 mg at week 58 Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file. Mean Calcium Dose mg/day (± SE) Weeks

PaTH Forward OLE Mean Serum Calcium and Mean 24-Hour Urine Calcium



Mean Serum Calcium
11
10
9
8
Mean Calcium Corrected for Albumin mg/dL (± SE)
All TransCon PTH
Normal range
0
8
16
24
32
40
48
56
Weeks



Mean 24-hour Urine Calcium
500
400
300
200
100
0
Mean 24-hour Urine Calcium mg/24hr (± SE)
All TransCon PTH
ULN (men)
ULN (women)
Baseline
Week 26
Week 58

Mean 24-hour urine calcium normalized while maintaining normal mean serum calcium

Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file.
ULN = Upper limit of normal.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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PaTH Forward OLE SF-36® Health Survey Domain Mean Scores (SD) - Continued Normalization of Quality of Life Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file. Green: Means above lower limit of population norm (47)    All TransCon PTH (N = 59) SF-36 Domain Baseline Week 26 Week 58 Physical Function 46 (10) 51 (6) 51 (6) Role Physical 42 (10) 50 (7) 50 (8) Bodily Pain 45 (10) 50 (9) 50 (8) General Health 43 (10) 51 (8) 51 (9) Vitality 43 (11) 53 (8) 51 (10) Social Functioning 43 (10) 52 (6) 52 (7) Role Emotional 43 (13) 50 (7) 49 (8) Mental Health 46 (9) 52 (7) 50 (9) Physical Component Summary 44 (11) 50 (8) 51 (8) Mental Component Summary 44 (11) 52 (8) 50 (9)

PaTH Forward OLE - P1NP and CTx Bone Markers

PaTHforward TRIAL


Mean P1NP
TransCon PTH
Placebo
All TransCon PTH
OLE starts
Procollagen 1N-Terminal Propeptide ng/mL (± SE)
110
90
70
50
30
10
0 4 8 12 16 20 24 28 32 36 40 44 48 52 56 60
Weeks


Mean CTx
TransCon PTH
Placebo
All TransCon PTH
OLE starts
Type I Collagen C-Telopeptides ng/L (± SE)
1,000
800
600
400
200
0
0 4 8 12 16 20 24 28 32 36 40 44 48 52 56 60
Weeks

TransCon PTH treatment initially increased the levels of anabolic and catabolic bone markers which were trending to mid-normal levels at 58 weeks

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Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Preliminary PaTH Forward OLE Safety Summary at 58 Weeks

PaTHforward TRIAL

- TransCon PTH was well-tolerated at all doses administered
- 58 out of 59 randomized subjects currently receiving TransCon PTH in OLE*
- No drug-related serious TEAEs were reported
- No TEAEs leading to discontinuation of study drug
- TEAEs with TransCon PTH reflect known PTH pharmacology
- Injections were well-tolerated using pen injector planned for commercial presentation
- No change to the safety profile in the OLE portion of the study

No subjects had TEAEs related to hyper- or hypocalcemia leading to ER/urgent care visit and/or hospitalization

Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file.
*As of May 7, 2021.
TEAE = Treatment emergent adverse event

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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PaTH Forward OLE Overall TEAE Summary Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file. Percentages are calculated based on the number of subjects in the Safety Population. In the severity categories, subjects are displayed for the highest severity only. An AE is considered a TEAE if it occurred after the first dose of TransCon PTH. *Headache, hypocalcemia, nausea, dizziness, paresthesia, hypercalcemia and asthenia occurred in two or more subjects.   All TransCon PTH (N = 59) All TransCon PTH (N = 59) Subjects With – n (%)    Treatment-Emergent Adverse Events (TEAE) 37 (63) 44 (75) Serious TEAE 2 (3) 3 (5) Severity     Severe TEAE 1 (2) 2 (3) Moderate TEAE 9 (15) 10 (17) Mild TEAE 27 (46) 32 (54) Related TEAE* 14 (24) 16 (27) Serious Related TEAE 0 0 TEAE Related to Hyper- or Hypocalcemia Leading to ER/Urgent Care Visit and/or Hospitalization 0 0 TEAE Leading to Discontinuation of Study Drug 0 0 TEAE Leading to Discontinuation of Trial 0 0 TEAE Leading to Death 0 0 Up to Week 58 Up to Week 26

TransCon PTH: A Potential PTH Replacement Therapy

- Preliminary phase 2 PaTH Forward OLE results at 58 weeks demonstrated:*
  - Durable benefits of TransCon PTH
  - TransCon PTH was well-tolerated at all doses
- Subjects appeared to be establishing physiologic calcium metabolism*
  - Bone markers continued to trend towards the mid-normal levels
  - Urine calcium normal
- 58 subjects continue in open-label extension beyond 58 weeks**
  - Further optimization of TransCon PTH dosing being implemented
  - 84-week topline OLE update anticipated in Q4 2021
- Expect to file CTN for Japanese adult HP phase 3 study in Q2 2021
- North American and European phase 3 PaTHway Trial topline results expected Q4 2021

*Preliminary PaTH Forward OLE week 58 data from live database snapshot. Data on file.
**As of May 7, 2021.

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

ascendis pharma